UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                October 29, 2003

                          Tecnomatix Technologies Ltd.
             ------------------------------------------------------
             (Exact Name of Registrant as specified in the charter)

                                       N/A
                 (Translation of Registrant's name into English)

                                     Israel
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

                    16 Hagalim Avenue, Herzlia 46733, Israel
                    -----------------------------------------
                    (Address of Principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [ X ] Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes [ ] No [ X ]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECNOMATIX TECHNOLOGIES LTD.

By: /s/ Harel Beit-On
    --------------------------
Harel Beit-On
Chairman of the Board of Directors and Chief Executive Officer

Dated: October 29, 2003

Company Contact:           Company Investor Contact:  Investor Contact:
----------------           -------------------------  -----------------
Tecnomatix Technologies    Tecnomatix Technologies    The Ruth Group
Ltd.                       Ltd.                       David Pasquale
Oren Steinberg             Marsha Shalvi              +646-536-7006
+972-9-9594755             +972-9-9594733             dpasquale@theruthgroup.com
osteinberg@tecnomatix.com  +972-54-942180
                           mshalvi@tecnomatix.com

                 TECNOMATIX ANNOUNCES THIRD QUARTER 2003 RESULTS

      Herzlia, Israel, October 29, 2003 - Tecnomatix Technologies Ltd. (NASDAQ-TCNO), the driving force in Manufacturing Process Management (MPM), today announced its financial results for the third quarter ended September 30, 2003.

      Revenues for the third quarter of 2003 were $20.3 million, compared to $20.1 million for the third quarter of 2002. Net loss for the third quarter of 2003 was $(4.7) million or $(0.43) per diluted share, compared to a net loss of $(0.2) million or $(0.02) per diluted share for the third quarter of 2002.

      Excluding the special charges of $4.4 million associated with the USDATA acquisition, the Company's net loss for the third quarter of 2003 was $(0.2) million or $(0.02) per diluted share.

      As of September 30, 2003, the Company had a $48.4 million balance of cash and cash equivalents, short-term investments and long-term investments, compared to $36.5 million as of June 30, 2003.

      "The third quarter was a productive quarter for Tecnomatix. During this quarter, which is typically a seasonally slow one, we maintained financial stability, reported a positive cash flow, booked a steady stream of new and repeat orders, and continued to execute on the initiatives that will drive our growth and profitability," said Harel Beit-On, chairman and chief executive officer of Tecnomatix Technologies.

      "We are encouraged by our success in expanding our relationships with existing customers and the adoption of our MPM solutions by new ones. This quarter, we closed a steady stream of repeat orders from world-leading companies like General Motors, Ford, Siemens, BMW, Fiat Auto, FoxConn and Artysen. New customer wins included Teleste, a Finish electronics company; TREMEC, a Mexican Tier 1 automotive supplier; Kanto Autoworks Ltd., a Japanese Tier 1 automotive supplier; and a major Japanese automotive OEM, which adopted our eMPower Machining solution after a two-year evaluation period by its Powertrain division. We are particularly pleased that a growing number of our key customers are reporting the benefits of using our eMPower solutions and holding discussions with us on multi-year deployment agreements.

      "We are happy with our progress in China, where interest in our products is growing in line with the increasing manufacturing capacity in this region. This quarter, another automotive company, the second this year, chose our eMPower CarBody Solution. In line with our strategy to address this fast-growing market, we are investing more resources in China during the coming months to meet customer demand and give the appropriate services to our customers.

      "During the quarter, we completed the acquisition of substantially all the assets and liabilities of USDATA corporation, as scheduled. We moved swiftly to integrate all USDATA processes into our existing operations and strengthened the USDATA team with some of Tecnomatix's senior executives. In additon, the USDATA products have been re-branded as Tecnomatix FactoryLink and Tecnomatix Xfactory. Tecnomatix can now offer customers an end-to-end solution from the new product introduction phase through the execution cycle. Manufacturers will be able to respond quickly to market demands and deliver what their customers want, when they want them and at lower costs. We believe that this acquistion will contribute to our profitability in the first half of 2004.

      "In summary, this has been a productive quarter, as we made progress in our core MPM business, closing some initial deals and repeat orders for our eMPower Enterprise Solution as well as increasing our pipeline for the future," continued Beit-On. "In addition, we made significant steps in expanding our Company and its offering to become a major supplier of manufacturing software from planning through production."

Forward-Looking Guidance

      Oren Steinberg, chief financial officer and executive vice president of Tecnomatix Technologies said, "Our focus in the fourth quarter will remain on increasing sales, maintaining our cost controls, and overseeing a smooth integration of USDATA activities. Going forward, we expect sequential revenue growth of 5-10% in the fourth quarter 2003 with similar profitability. In 2004, we expect to see revenue growth of 10-15% year over year with improved profitability."

Investor Conference Call / Webcast Details

Tecnomatix will review detailed third quarter 2003 results on October 29, 2003 at 8:30AM EST. The conference call-in number is 973-935-8504. A replay will be available from 12:30PM EST on October 29 through midnight EST, November 5. The replay number is 973-341-3080. The confirmation identification for both, the live call and replay is 4224229. The live call and replay will also be accessible over the web at http://investor.tecnomatix.com.

About Tecnomatix Technologies and eMPower

Tecnomatix Technologies Ltd. is the driving force in Manufacturing Process Management (MPM). Today's leading global manufacturers are adopting MPM solutions to expand revenue potential and reduce costs by accelerating product introductions, shortening time to volume, and optimizing production execution. eMPower enables our customers to succeed with its collaborative, open platform and applications for defining, simulating, managing, and executing manufacturing processes across the extended enterprise. For more information on eMPower products and solutions for MPM, please visit www.tecnomatix.com.

This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the Company's plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward-looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, market demand for Tecnomatix products and services, long sales cycles, new product developments, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company's filings with the Securities and Exchange Commission. Tecnomatix undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

----------------------------
TECNOMATIX TECHNOLOGIES LTD.
----------------------------

Consolidated Statements of Operations
U.S $ in thousands, except per share data                            Nine months ended                 Three months ended
                                                               9/30/2003          9/30/2002        9/30/2003          9/30/2002
                                                               ---------          ---------        ---------          ---------

Revenues
  Software license fees                                          24,139             26,487             7,925              8,403
  Services                                                       36,918             34,110            12,378             11,660
                                                             ----------         ----------        ----------         ----------
Total revenues                                                   61,057             60,597            20,303             20,063
                                                             ----------         ----------        ----------         ----------
Costs and expenses
  Software license fees                                           6,254              5,683             1,983              1,909
  Services                                                       10,910             11,238             3,562              3,592
  Amortization of acquired intangibles                               23              1,914                23                574
  Research and development, net                                  10,671             10,930             3,249              3,581
  Selling and marketing                                          29,977             27,013            10,515              8,964
  General and administrative                                      3,623              3,527             1,055              1,255
  In-process research and development                             3,193                 --             3,193                 --
  Acqusition and related costs                                    1,217                 --             1,217                 --
  Restructuring costs and assets impairment                       1,487                 --                --                 --
                                                             ----------         ----------        ----------         ----------
Total costs and expenses                                         67,355             60,305            24,797             19,875
                                                             ----------         ----------        ----------         ----------
Operating income (loss)                                          (6,298)               292            (4,494)               188
Financial income (expense), net                                     476               (861)             (122)              (190)
                                                             ----------         ----------        ----------         ----------
Income (loss) before taxes on income                             (5,822)              (569)           (4,616)                (2)
Provision for income taxes                                          (41)                26               (40)               (58)
                                                             ----------         ----------        ----------         ----------
Income (loss) after taxes on income                              (5,863)              (543)           (4,656)               (60)
Equity share in net income (loss) of an affiliate company           (74)              (334)              (25)              (111)
                                                             ----------         ----------        ----------         ----------
Net income (loss)                                                (5,937)              (877)           (4,681)              (171)
                                                             ==========         ==========        ==========         ==========
Basic earnings (loss) per share:
Net Income (loss)                                                 (0.55)             (0.08)            (0.43)             (0.02)
                                                             ==========         ==========        ==========         ==========
Diluted earnings (loss) per share:
Net Income (loss)                                                 (0.55)             (0.08)            (0.43)             (0.02)
                                                             ==========         ==========        ==========         ==========
Weighted average number of shares outstanding:
Basic                                                        10,761,537         10,573,119        10,929,256         10,627,905
                                                             ==========         ==========        ==========         ==========
Diluted                                                      10,761,537         10,573,119        10,929,256         10,627,905
                                                             ==========         ==========        ==========         ==========

----------------------------
TECNOMATIX TECHNOLOGIES LTD.
----------------------------

Condensed Consolidated Balance Sheets
U.S $ in thousands
                                                                9/30/2003         12/31/2002
                                                                ---------         ----------

Current Assets:
  Cash and cash equivalents                                       11,901             10,466
  Short-term investments                                           3,153              5,981
  Receivables:
    Trade                                                         27,716             27,671
    Related parties                                                  231                 97
    Other and prepaid expenses                                     7,008              5,284
                                                                 -------            -------
Total current assets                                              50,009             49,499
                                                                 -------            -------
Non-current receivables                                            1,065                915
                                                                 -------            -------
Long-term investments in bonds                                    32,996             25,472
                                                                 -------            -------
Property and equipment, net                                        5,591              6,108
                                                                 -------            -------
Goodwill, net                                                     25,577             17,210
                                                                 -------            -------
Acquired intangibles, net                                          2,556                 --
                                                                 -------            -------
Other assets, net                                                 16,247             16,613
                                                                 -------            -------
Total assets                                                     134,041            115,817
                                                                 =======            =======
Current Liabilities:
  Current maturities of 5.25% convetible subordinated notes       14,799                 --
  Payables:
     Trade                                                         2,582              2,950
     Deffered Revenue                                              8,587              4,659
     Other and accrued expenses                                   17,354             14,956
                                                                 -------            -------
Total current liabilities                                         43,322             22,565
                                                                 -------            -------
Accrued severance pay, net                                         1,016                907
                                                                 -------            -------
Long-term loans:
     Accrued restructuring expense                                 1,838                 --
     5.25% Convertible subordinated notes                             --             37,428
     Loan from a Bank                                             25,000                 --
                                                                 -------            -------
Total long-term loans                                             26,838             37,428
                                                                 -------            -------
Shareholders' equity                                              62,865             54,917
                                                                 -------            -------
Total liabilities and shareholders' equity                       134,041            115,817
                                                                 -------            -------